Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Title: The Role of Funds in Alternative Investing

Description: The diversification aspect that alternatives have the potential to bring to your investment portfolio can be very attractive to today's investors. This panel discussion features three industry professionals — James Jessee, John Siciliano, and William Riegel — who understand the potential that lies within alternative investments. Peter Kerr, Yieldstreet's Director of Product Marketing, hosts this revealing conversation about the role that alternatives can play in the current investing space.

Click here to subscribe and listen:
https://podcasts.apple.com/us/podcast/the-yield/id1527659260

Key Takeaways:
[1:13] An overview of offerings within the Yieldstreet Prism fund and each of the panelists.
[5:23] The roles and responsibilities of the Board of Directors of The Yieldstreet Prism Fund.
[7:30] What does the term 'alternative investments' mean?
[10:10] Reconsidering the historical lack of liquidity in alternatives and multi-asset products.
[12:50] Using alternative investments in the new 60/40 portfolio concept.
[14:10] The business and investment opportunities that attracted these panelists to serve as Directors to the Yieldstreet Prism Fund
[17:42] How has the distribution of alternatives changed over the last decade?
[18:38] Insights into daily versus non-daily pricing and how it works in alternative investments.
[21:44] Managing elevated market expectations and reasonable equity valuations.
[26:17] The benefits of diversification that may make the most sense for investors.

Mentioned in This Episode:

Yieldstreet

Tweetable:

[9:48] "The diversification aspect that alternatives can bring to somebody's portfolio is very attractive." — James Jessee

Transcript of Video Clips:

[16:55-17:39] "It's also very interesting that they [at Yieldstreet] had gone to approach going directly to the investor through the digital platform. So many of these other vehicles, you typically are going through a traditional advisor. And there's costs associated with that. So I liked the idea that we would be going directly to the public. And also do it in a vehicle that you didn't have to be an accredited investor. It's the traditional alternative space, you need a net worth of at least a million dollars, annual income of $200,000 to 300,000, depending on whether you're

filing a joint return, it's one of the great things with Prism is that for as little as $1,000 somebody can get in to take advantage of it." — James Jessee

Summary Article

The diversification aspect that alternatives have the potential to bring to your investment portfolio can be very attractive. Today's panel discussion features three industry professionals — James Jessee, John Siciliano, and William Riegel — who understand the possibilities that lie within alternative investments. Peter Kerr, Yieldstreet's Director of Product Marketing hosts this insightful conversation into the role of each of these experts regarding their role in oversight of the Yieldstreet Prism Fund as well as trends within the alternatives space.

Each of the panelists serves on the Board of Directors of the Yieldstreet Prism Fund and is tasked with representing the Fund's shareholders' interests. They are objective and unaffiliated with Yieldstreet, or in other words, they are not on Yieldstreet's payroll. Instead, they are each on the Fund's payroll, which means that they are serving those who've invested in the Fund.

With such extensive investment and finance backgrounds, why have each of these panelists chosen to get involved in alternative investments? As they explain it, the answer is simple. Alternative investments have the potential to offer great diversification with the potential for higher rewards than traditional fixed income and equity investments.

According to James Jesse, one of the most appealing aspects of investing at Yieldstreet is the approach of going directly to the investor through the digital platform. While many investment vehicles require utilizing a traditional advisor — and paying additional fees that are associated with that route — Yieldstreet goes directly to the public. Additionally, investors don't have to be accredited investors to invest in the Yleldstreet Prism Fund. In the traditional alternative space, a net worth of at least a million dollars with an annual income of $200,000 to 300,000 is required to get in the game. But as our savvy investors know, one of the greatest aspects of investing with Yieldstreet, and in particular the Yieldstreet Prism Fund, is that anyone can make an investment for as little as $1,000.

According to William Riegel, while market expectations are currently more elevated than they have been traditionally, there is still a need to manage reasonable equity valuations. Given current trends, Mr. Riegel anticipates that US equities will likely generate less of a return over the next 10 years than we've seen over the previous 10. That prediction makes the sort of premium that alternatives may provide that much more compelling. With these sobering facts facing today's investors, it only makes sense to figure out alternative ways to try to augment returns and increase diversification. As James Jessee says, if you're trying to live off the interest income, there's just not much there anymore.

Given the facts and trends of the current market, there is one clear fact that all three of the panelists agree on — diversifying your portfolio with alternative investments like the type of offerings available through Yieldstreet is more important today than ever before.

The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("'40 Act"), and is therefore not a '40 Act "diversified' product.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

SOCIAL POSTS

Facebook/LinkedIn #1
EP: 49 of #TheYield is live!

The diversification aspect that alternatives have the potential to bring to your investment portfolio can be very attractive to today's investors. This panel discussion features three industry professionals — James Jessee, John Siciliano, and William Riegel — who understand the potential that lies within alternative investments. Peter Kerr, Yieldstreet's Director of Product Marketing, hosts this revealing conversation about the role that alternatives can play in the current investing space.

Facebook/LinkedIn #2 (William)
EP: 49 of #TheYield is live!

"The diversification aspect that alternatives can bring to somebody's portfolio is very attractive."
— James Jessee

Twitter #1
EP: 49 of #TheYield is live!

Peter Kerr, Yieldstreet's Director of Product Marketing, hosts this revealing conversation about the role that alternatives can play in the current investing space.

Twitter #2 (William)
EP: 49 of #TheYield is live!

"The diversification aspect that alternatives can bring to somebody's portfolio is very attractive."
— James Jessee

Instagram
[LINK IN BIO] EP: 49 of #TheYield is live!

"The diversification aspect that alternatives can bring to somebody's portfolio is very attractive."
— James Jessee

The diversification aspect that alternatives have the potential to bring to your investment portfolio can be very attractive to today's investors. This panel discussion features three industry professionals — James Jessee, John Siciliano, and William Riegel — who understand the potential that lies within alternative investments. Peter Kerr, Yieldstreet's Director of Product Marketing, hosts this revealing conversation about the role that alternatives can play in the current investing space.

SOCIAL POST IMAGES (From Video)





The Yield
Episode 49
The Role of Funds in Alternative Investing
Listen or watch today, availabile via
Listen on Apple Podcasts
LISTEN ON Spotify
YouTube

Yieldstreet
Prism Fund

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.